MIC-05

[SHEARMAN & STERLING LLP LETTERHEAD]

(212) 848-5009

January 30, 2009

VIA FEDERAL EXPRESS

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attn:   Mr. John W. Madison

Macquarie Infrastructure Company LLC

Dear Mr. Schwall,

At the request of Mr. John W. Madison and on behalf of our client, Macquarie Infrastructure Company LLC (the “Company”), we are forwarding to you supplementally the employment agreements that the Macquarie Group has entered into with Peter Stokes, seconded by the Macquarie Group to serve as chief executive officer of the Company, and Todd Weintraub, seconded by the Macquarie Group to serve as chief financial officer of the Company.  “Macquarie Group” means Macquarie Group Limited and its subsidiaries worldwide.

As we have previously explained, and as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A (the “proxy statement”), the Company does not have any employees, and the Macquarie employees who serve as our chief executive officer and our chief financial officer have been assigned, or seconded, to us by our Manager, Macquarie Infrastructure Management (USA) Inc., a member of the Macquarie Group.  Therefore, the employment agreements are not with the Company but with Macquarie Holdings (USA) Inc., an affiliate of the Company’s Manager and a member of the Macquarie Group, which has seconded these persons to the Company’s Manager.  The Company has no rights or obligations under these agreements and, in particular, has no obligations to make any compensation payments to these persons or any other employee of the Macquarie Group that perform services for the Company on behalf of its Manager.

We also are providing you a copy of the Management Services Agreement between the Company and the Manager, which is filed as an exhibit to the Company’s Annual Report on Form 10-K, which contains all the terms of the management fees payable to the Manager.  Those management fees are the only form of compensation paid by the Company to the Manager with respect to the management of the Company.

 CONFIDENTIAL TREATMENT REQUESTED BY
MACQUARIE INFRASTRUCTURE COMPANY LLC

MIC-05

Division of Corporation Finance	January 30, 2009

[***]

CONFIDENTIAL TREATMENT REQUESTED BY
MACQUARIE INFRASTRUCTURE COMPANY LLC

MIC-05

Division of Corporation Finance	January 30, 2009

Please note that the employment agreements for Mr. Stokes and Mr. Weintraub, as well as this cover letter (collectively, the “Confidential Documents”), are subject to a confidential treatment request, dated the date hereof, by the Company made pursuant to the provisions of 17 C.F.R. §200.83.  Therefore, the Company asks that you please keep the Confidential Documents, as well as any correspondence relating to your review thereof, strictly confidential and not disclose them to any person.  The Company also requests that, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Staff please return the copies of the Confidential Documents provided herewith upon the completion of the Staff’s review.

Please contact me at (212) 848-5009 if you have any questions with respect to this matter.

Very truly yours, /s/ Antonia E. Stolper Antonia E. Stolper

[***] - redacted pursuant to Rule 83 confidential treatment request

CONFIDENTIAL TREATMENT REQUESTED BY
MACQUARIE INFRASTRUCTURE COMPANY LLC